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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OGMA strengthens collaboration with Pratt & Whitney on GTF engine maintenance

•	New agreement signed between OGMA, an Embraer Group company, and Pratt & Whitney now includes maintenance of GTF engines that power the Embraer E190-E2 and E195-E2 aircraft

•	OGMA joined Pratt & Whitney’s GTF MRO network last year when it was announced that OGMA would provide maintenance for PW1100G-JM GTF engines, which power the new generation of commercial aircraft, namely the Airbus A320neo family

•	The project with Pratt & Whitney involves an investment of 80 million euros and expands OGMA's range of engine maintenance services, creates nearly 500 jobs over the next few years and allows OGMA to triple its turnover to nearly 600 million euros per year

Today, November 19th, OGMA, an Embraer Group company, signed a new contract with Pratt & Whitney that reinforces the collaboration between the two companies, which began a year ago. This agreement, signed in the presence of the Prime Minister, António Costa, ensures that Portugal will provide maintenance for the PW1900G engine that currently powers the Embraer E190-E2 and E195-E2 aircraft.

In November of 2020, OGMA was announced as an authorized maintenance facility for Pratt & Whitney, one of the world's largest aircraft engine manufacturers. At that time an agreement was formalized that allowed the Portuguese company to launch industrialization and training to service the Pratt & Whitney GTF™ PW1100G-JM engine. This year, that capability is expanding to include the PW1900G engine.

This was the culmination of a project developed by OGMA, with the support of Embraer, which allowed OGMA to expand its scope of activity in the engine maintenance area, marking the entry of Pratt & Whitney's maintenance, repair and overhaul area in Portugal.

Throughout the project, with a greater impact between 2022 and 2023, the creation of around 300 direct highly skilled jobs is expected. And with this new contract from 2027, it is expected the creation of about 200 more jobs.

OGMA is investing a total of 80 million euros, mostly in the first four years of the project, in a strategic step that will allow the company to broaden its scope of activity in the engine maintenance area, capture new business over the coming decades and triple the company's turnover, reaching the 600 million euro per year level. Over the 30-year term of the contract between OGMA and P&W, more than 13 billion euros in revenue is expected.

Pratt & Whitney's GTF engines constitute a new generation of high bypass turbofan engines, which began operating in 2016, allowing operations with up to 16% reduction in fuel consumption, up to 75% reduction in noise emissions and up to 50% reduction in regulated emissions compared to the previous generation of engines.

For Alexandre Solis, CEO of OGMA, "this strengthening of the collaboration with Pratt & Whitney is the recognition of a collaboration that began a year ago between two companies that strive for excellence and quality in their products. It is also an appreciation of the commitment and experience of our teams."

“We are pleased to see OGMA’s role as a member of our GTF MRO network expand to encompass the PW1900G,” said Marc Meredith, executive director of GTF Engine Aftermarket at Pratt & Whitney. “The relationship between Pratt & Whitney, Embraer, and OGMA has been invaluable, and we are confident that OGMA’s skill and experience will be a tremendous asset to the network as we continue to support our growing global fleet of GTF engines with world class service.”

“The addition of the PW1900G engine maintenance capability is an important step towards consolidating OGMA as a reference service center for GTF engines for E-Jets E2 operators, in addition to representing a reinforcement of Embraer's business diversification strategy in Portugal, contributing to the satisfaction of our customers and the generation of new revenues in the coming years”, said Johann Bordais, President and CEO of Embraer Services & Support.

About Pratt & Whitney

Pratt & Whitney is a world leader in the design, manufacture and service of aircraft and helicopter engines, and auxiliary power units. To learn more visit its www.prattwhitney.com. To receive press releases and other news directly, please sign up here.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in commercial and executive aviation, defense and security, and agricultural aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since its founding in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an Embraer aircraft takes off somewhere in the world, carrying more than 145 million passengers a year.

Embraer is the largest manufacturer of commercial jets up to 150 seats and the largest exporter of high value-added products in Brazil. The company owns industrial units, offices, service centers and component distribution centers, among other activities, in the Americas, Africa, Asia and Europe.

About OGMA - Indústria Aeronáutica de Portugal S.A.

Founded on June 29, 1918, OGMA - Indústria Aeronáutica de Portugal S.A. celebrated 100 years of existence in 2018. The company bases its activity in two business areas - Maintenance, Repair and Overhaul of Aircraft and of Civil Aviation and Defense Engines and Components, and Manufacture and Assembly of Aero-structures for civil and military aircraft.

Since its privatization in 2005, OGMA is 65% owned by Airholding SGPS (100% EMBRAER) and 35% owned by idD Portugal Defence (100% Portuguese Government).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations